December 19, 2006

VIA EDGAR AND OVERNIGHT FEDERAL EXPRESS DELIVERY

To:    United States Securities and Exchange Commission
      100 F Street, N.E.
      Mail Stop 3720
           Washington, D.C. 20549
Attention: Michele M. Anderson

RE: Registrant Name: Audiostocks, Inc. (“Audiostocks”)

Dear Ms. Anderson:

This office represents Audiostocks, Inc. as special legal counsel in connection with your communication dated December 11, 2006 regarding the review of the amended Audiostocks, Inc. SB-2 filed with the Securities and Exchange Commission on December 5, 2006 (the “SB-2”). Our response has been prepared based upon the comments provided in your communication and a review of the materials in our possession at this time. We reserve the right to amend our response to include additional information should such additional information become available to us and provide a more complete answer to an element of the subject inquiry.

We have enclosed a “red-lined” copy of the amended SB-2 filed with the SEC on December 5, 2006, highlighting the appropriate changes discussed in this communication in order to expedite and facilitate your review.

Pursuant to Rule 461 of the Securities Act of 1933, Audiostocks, Inc. intends to request an acceleration of the effective date of this SB-2. Please advise us as to when we may file for acceleration.

General

Comment Number One: Please update the financial statements and related information to include the interim period financial statement for the period ended September 30, 2006, as required by Item 310(g) of Regulation S-B.

Response: We have corrected the prospectus to reflect your above response. We have included the interim period financial statement for the period ended September 30, 2006 in the “Financial Statements” section.

Comment Number Two: We note your revisions to the cover page of the prospectus to include a fixed price at which selling shareholders will sell their shares in response to prior comment 1. Please make corresponding revisions throughout the registration statement where you discuss how the selling shareholders will sell their shares, such as the prospectus summary, “Selling SecurityHolders” and “Plan of Distribution.” Also, advise us what you mean by shareholders selling their shares at “a maximum” price of $0.20 or revise to clarify that the price is fixed at $0.20 until the shares are quoted on the OTC Bulletin Board.

Response: We have corrected the above referenced sections of the prospectus to reflect the above comment. We have changed the language of the referenced sections to reflect that the selling shareholders will sell their shares at a fixed price of $0.20 until the shares are quoted on the OTC Bulletin Board.

Security Ownership of Certain Beneficial Owners and Management

Comment Number Three: Revise the table to reflect that BCGU, LLC beneficially owns 14,884,380 shares of common stock. In addition, we note that you did not list Messrs. Baum and Panther as each beneficially owning 86% of your common stock despite your disclosures in the footnotes that each is a managing member of BCGU. Advise us why you believe that each of these individuals may not be deemed to beneficially own all the shares of common stock held by BCGU pursuant to Rule 13d-3. Alternatively, revise the beneficial ownership table to reflect that both Mr. Baum and Mr. Panther beneficially own 86% of your common stock.

Answer: We have corrected the above referenced table in the “Security Ownership of Certain Beneficial Owners and Management” section to reflect that BCGU, LLC is the beneficial owner of 14,884,380 shares of common stock. We did not list Messrs. Baum and Panther as individually owning 86% of the common stock as we believe both Mr. Baum and Mr. Panther each beneficially own only 50% of the total number of shares held by BCGU, LLC. Messrs. Baum and Panther are each managing members of BCGU, LLC and each individual has voting and dispositive power over only 50% of the total number of shares held by BCGU, LLC. Considering the above arrangement, we believe that pursuant to Rule 13d-3, Messrs. Baum and Panther are each beneficial owners of only 50% of the total number of common shares held by BCGU, LLC.

Management’s Discussion and Analysis

Comment Number Four: We note your revisions clarifying that you have not earned any revenues to date in response to prior comment 5. Revise to prominently state in your “Company Overview” subsection of the prospectus summary that you have not earned any revenue as of the date of the prospectus. Also revise MD&A to explain the nature of your current business activities and indicate when you can reasonably expect to begin earning revenues from the sale of client company subscriptions.

Answer: We have corrected the “Company Overview” and “MD&A” sections of the prospectus to reflect the above comments. Our “Company Overview” section prominently states that we have not earned any revenues to date. In addition, the “MD&A” section has been revised to explain both our current business activities and our expected timelines on revenue.

Recent Sales of Unregistered Securities

Comment Number Five: As requested in prior comment 6, please revise to include all of the disclosure required by Item 701 of Regulation S-B. In this regard, disclose the exemption from registration for each transaction and briefly state the facts relied upon in each instance to make the exemption available as called for by Item 701(d) of Regulation S-B.

Answer: We have corrected the “Recent Sales of Unregistered Securities” section of the prospectus to reflect the above comment. Pursuant to Item 701(d), we have disclosed the exemptions and facts relied upon for the transactions listed in the section.

Signature Page

Comment Number Six: Revise the second set of signatures to indicate that Mr. Morgan is signing in the capacity of your principal accounting officer or controller.

Answer: We have corrected the “Signature Page” section of the prospectus to reflect the above comment. Mr. Philip L. Morgan our Chief Executive Officer, also holds the position of Chief Financial Advisor and acts as our principal accounting officer. His position as principal accounting officer has been noted on the correct signature line.

I hope that the information provided and attached hereto adequately responds to your requests. Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at my office at 760-804-8844 extension 208 or by e-mail at brad@bcgu.com.

Kindest Professional Regards,

/s/ Brad M. Bingham
__________________________________
The Baum Law Firm, P.C.
Brad M. Bingham, Esq.
Special Legal Counsel
Audiostocks, Inc.